Mail Stop 4561

						June 9, 2006


Robert Knight
President
Navitrak International Corporation
1190 Barrington Street, Suite 400
Halifax, Nova Scotia
CANADA  B3H 2R4

	Re: 	Navitrak International Corporation
		Amendment No. 2 to Registration Statement on Form SB-2
		Filed on May 9, 2006
		File No. 333-130775

Dear Mr. Knight:

      	We have reviewed your filing and have the following comments. All references to prior comments relate to our letter dated April 21, 2006.

Risk Factors, page 7

   Although we are in default of several loans made to our company
..
.. . page 10

1. Please refer to prior comment 10 of our letter dated April 21, 2006. We reissue our comment in part. While we note that you have added a new risk factor in response to our prior comment, you have not quantified, on an aggregate basis, the amount of the debt owed.
Please revise the risk factor discussion to provide specific information regarding the status of your default on an aggregate basis as of the most recent practicable date. Potential investors should be made aware of the company`s exposure regarding your default in numeric terms.

Management`s Discussion and Analysis, page 48

2. Please refer to prior comment 11. We note your disclosure on page
50 under the heading "We may have difficulty funding our future operations" that your current cash resources will fund operations only through June 30, 2006. Given this imminent date, please revise the disclosure to state, with each reference to your liquidity position, management`s plans are for obtaining additional funds and disclose the status of any such plans. In this regard, we note statements elsewhere in the prospectus that you intend to raise funds principally through equity and debt financing and that you are currently in negotiations with the Atlantic Canada Opportunity Agency, with whom you are in default. We note further your statement that no such debt or equity financings are yet in place and that no additional awards have been granted.

Consolidated Financial Statements

Prior comments 16 and 17

3. We note your responses to prior comments 16 and 17. Since the operating company qualifies as a "Predecessor," the "Successor" financial information should begin with the period from November 12,
2004 through December 31, 2004 in addition to the period January
1,
2005 thru December 31, 2005 (i.e., post-acquisition period). Be advised that the November 12, 2004 through December 31, 2004 period should include the "combined companies or entities." That is, the Successor begins operations effectively on November 12, 2004. The "Predecessor" financial information would be from January 1, 2004 thru November 11, 2004 (i.e., the pre-acquisition period) as you have presented.

Note 15 - Business Combinations, pages F29 and F30

4. We note that your proprietary software "was initially developed and offered for sale by [y]our predecessor company" (page 41) and that at the time of the acquisition, their software product "was more in the nature of a prototype, requiring extensive and expensive customization for each installation" (page 7). We also note that subsequent to the acquisition you appear to have undergone "extensive redesign" (page 41) of the Predecessor`s product. These disclosures suggest that you may have acquired an intangible asset in this transaction, however, we note that no purchase price appears to have been allocated to computer software or in-process research. Tell us how you determined that no intangible assets had been acquired, including software or research and development assets and how your purchase price allocation complies with SFAS 141.

    	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.


    	You may contact Tamara Tangen at 202-551-3458 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3462. If still require further assistance, please contact Barbara C.
Jacobs, Assistant Director, at 202-551-3730.

								Sincerely,


								Mark P. Shuman
								Branch Chief - Legal

cc:  	Via facsimile:  604-687-6314
      Ethan Minsky
	Clark Wilson LLP

Robert Knight
Navitrak International Corporation
June 9, 2006
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